Exhibit 16.1

January 23, 2025

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7561

Dear Sirs/Madams:

We have read the Form 6-K of Highest Performances Holdings Inc. dated January 23, 2025, and have the following comments:

1.	We agree with the statements made in the first and fourth sentences of paragraph 1 and in paragraphs 2, 3 and 4 of the section “Previous Independent Registered Public Accounting Firm” for which we have a basis on which to comment on, and we agree with the disclosures.

2.	We have no basis on which to agree or disagree with the statements made in the second and third sentences of paragraph 1 and outside of the aforementioned section.

Yours sincerely

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP
Shenzhen, the People’s Republic of China
January 23, 2025